

May 31, 2024

Christopher Berry
Chief Accounting Officer
Davita, Inc.
2000 16th ST
Denver, CO 80202

> **Re: Davita, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2023**
> **Filed February 14, 2024**
> **Response Dated May 10, 2024**
> **File No. 001-14106**

Dear Christopher Berry:

We have reviewed your May 10, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2024 letter.

Form 10-K For the Fiscal Year Ended December 31, 2023

Reconciliations of non-GAAP measures, page 72

1. We have reviewed your proposed revised disclosure and response to prior comment 2 and have the following comment. To allow investors to fully assess your non-GAAP measures, please provide a separate footnote for each non-GAAP adjustment that includes company specific information describing the facts and circumstances related to the adjustment.

2.   As a related matter, your adjustment for center closure charges does not appear consistent with Question 100.01 of the Non-GAAP Financial Measures C&DI since the charges are repeatedly occurring over multiple years and are a cash expense related to your business strategy. Please remove the adjustment for center closure charges from your non-GAAP measures in future filings.

Consolidated Financial Statements
Property and equipment, page F-13

3.   We note your revised disclosure and response to prior comment 4. Please provide us the following additional information to help us understand the accounting for costs incurred for the relocations of centers.

- Tell us why your proposed revised disclosure does not state that development capital expenditures includes costs to relocate centers;
- Quantify the amount of development capital expenditures related to the relocation of centers during the two most recent fiscal years and most recent interim period;
- Tell us whether all relocations result in an increase in capacity and if all relocations result in an increase in revenues;
- Tell us if there are any circumstances in which you expense costs related to relocations; and
- Explain how you concluded that the costs incurred in relocating centers extend the useful life of the underlying assets or improve quantity or quality of goods or services produced by the asset.

Please contact Michael Fay at 202-551-3812 or Kristin Lochhead at 202-551-3664 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services